UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 26, 2004

Aktiebolaget Volvo\Publ\
(Exact name of registrant as specified in its charter)

40508 Goteborg Goteborg, Sweden
(Address of principal executive offices)

000-12828
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On October 22, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated October 22, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Aktiebolaget Volvo\Publ\ (Registrant)
October 26, 2004 (Date)	/s/ PATRIK STENBERG Patrik Stenberg Manager, Financial Information

EXHIBIT 99.1

Volvo - Nine months ended September 30, 2004

	Third quarter		First nine months
	2004	2003	2004	2003

Net sales, SEK M	45,870	40,511	144,383	126,035
Operating income, SEK M*	2,792	1,617	8,736	4,267
Revaluation of shares	-	-	820	-
Dividend received from Scania	-	-	-	501
Operating income, SEK M	2,792	1,617	9,556	4,768
Income after financial items, SEK M	1,412	1,298	8,020	4,098
Net income, SEK M	1,002	956	5,861	3,184
Income per share, SEK*	2.40	2.30	12.00	6.40
Income per share, SEK	2.40	2.30	14.00	7.60
Return on shareholders' equity during most recent 12 months period, %			4.1	5.0
* Excluding revaluation of shares in Scania and Henlys Group in 2004 and dividend received from Scania in 2003.
  Net sales for the third quarter 2004 increased by 16%, adjusted for currency effects and amounted to SEK 45,870 M (40,511).
  Net income increased to SEK 1,002 M (956) in the quarter.
  Income per share for the third quarter was SEK 2.40 (2.30).
  Improved earnings in all business areas.
  Volvo acquires Prévost and Nova Bus and a write-down attributable to Henlys Group of SEK 1,310 M has been charged against income in the third quarter of 2004.
  Operating income for the third quarter of 2004 includes costs amounting to approximately SEK 400 M related to industrial relocation in Renault Trucks.
  Cash flow after net investments excluding Financial Services was a negative SEK 2.9 billion (negative: 0.8).

Aktiebolaget Volvo (publ) 556012-5790                             Contacts
Investor Relations, VHQ                                                   Investor Relations:  Fredrik Brunell   +46 31 66 11 91
SE-405 08 Göteborg                                                          Christer Johansson +46 31 66 13 34
Sweden                                                                            Patrik Stenberg        +46 31 66 13 36
Tel +46 31 66 00 00 Fax +46 31-53 72 96
www.volvo.com                                                                  John Hartwell          +1 212 418 7432

Comments by the Chief Executive Officer

The third quarter is characterized by strong growth, improved profitability and settlements within vital structural and financial areas.

Compared with the third quarter of 2003, Group sales rose by 16 percent, adjusted for currency effects. With more than SEK 193 billion in annualized sales, the Group has reached historically high sales levels. Compared with the third quarter of 2003, operating income increased 73 percent to SEK 2.8 billion.

The result includes non-recurring costs of about SEK 400 M within the truck operations for more measures to enhance efficiency in the production of Renault Trucks’ Kerax model. In addition, we have reached an agreement with ArwinMeritor covering the future supply of axles. Accordingly, all decisions and costs for the major structural changes that we announced in 2001 related to the acquisition of Renault Trucks have been implemented. I am very satisfied with the fact that the total structural cost was significantly lower than we estimated.

All business areas report significantly improved earnings during the third quarter. The truck operations nearly doubled operating income compared with the year-earlier period, clearly driven by Volvo Trucks, which developed very strongly in all regions. Also Mack Trucks showed improved profitability in North America.

The global upturn has resulted in successively increasing pressure on raw material and component prices. The high oil prices mainly affect the truck and aviation industries. The high steel prices impact mainly within Volvo CE.

Order bookings remained strong during the third quarter. We expect that capacity utilization at the Group’s plants will remain at a high level. The high utilization has resulted in distinctly improved productivity and, combined with prior efficiency enhancement measures, contribute to improved profitability.

We have eliminated a number of bottlenecks that arose in the rapid shift to higher volumes, among other measures through increased flexibility in the plants. As previously, we remain firm in our line to deal with the upturn without any major investments. In addition, we have placed very strong focus on the link between cost developments and the pricing of our products.

Within the bus business, we have settled on a reconstruction of the Henlys Group together with a bank consortium. The solution is that we take over Henlys’ 50-percent interest in the North American bus companies Prévost and Nova Bus. Consequently, they become wholly owned subsidiaries of the Volvo Group.

In itself, the acquisition is favorable. Prévost is a profitable and well-managed company that manufactures highly well positioned luxury coaches as well as city buses under the Nova brand. It will become a strategically important part of our bus operations.

The settlement also means that the Volvo Group becomes part-owner, with a 42.5-percent interest, of the US-based school bus manufacturer Blue Bird, which was part of the Henlys Group. My opinion is that through this solution we handle the Group’s and the shareholders’ interest in the best manner in an undesirable situation.

The market looks stronger than we could anticipate at the beginning of the year. We have raised the forecast for the heavy truck market in North America to about 240,000 trucks in 2004 and another 15 to 20 percent in 2005. In Europe we are making a slight upward adjustment to 254,000 trucks and in 2005 we expect Europe to increase by another 5 percent. We have also upgraded the forecast for heavy construction equipment slightly, expecting an increase of 30 percent in North America and 10 percent in Europe in 2004. For 2005, growth rates are expected to level off at historical high levels in both markets.

The Group’s product renewal programs continue as planned. During the third quarter, Volvo Penta launched a new series of engines for marine applications. Volvo CE introduced a series of compact excavators with short swing radius for working in confined areas. In the soft products area, Volvo Trucks launched a new GPS-based navigation system. Based on order bookings, we expect continued favorable demand and growth.

Leif Johansson
President and CEO

Significant events during the third quarter of 2004

Product introductions
New marine diesel engines
During the third quarter, Volvo Penta launched the D6-350 and D4-260, which are high-performance versions of Volvo Penta’s new generation of proprietary marine diesel engines.

Volvo Penta also introduced a new series of powerful, compact and fuel-efficient marine diesel engines in the 9-liter class. The new D9 was launched in the 300 hp to 575 hp power classes for leisure boats as well as commercial vessels.

The D9 is a robust diesel engine equipped with new engine electronics and an innovative turbo. With its compact design and high torque at low rpm, the engine is perfectly adapted for patrol boats, high-speed fishing boats and other boats where rapid acceleration, high speed and good comfort are decisive.

Volvo Trucks introduced navigation system
Volvo Trucks is now introducing a new navigation system in its trucks. Detailed electronic maps and GPS help drivers to quickly find the best route to their destination. The hauler saves time and fuel, and the driver has a more stress-free environment. The navigation system can either be integrated with the Dynafleet transport information system or installed independently.

Volvo CE launched new products
Volvo CE is launching its ECR range of short swing radius compact excavators from 2.5 to 8 tons, designed to meet the needs of operators working in confined areas. Offering high maneuverability, improved safety and expanded job opportunities without compromising operator comfort, there are four models in the launch, designated as ECR28, ECR38, ECR58 and ECR88.

The technology, performance and built-in quality of Volvo Construction Equipment’s larger backhoes have been designed into the entry-level model, the BL61. The result is a backhoe with the power to deep trench, heavy lift, load and crane. Volvo CE has developed the BL61 in close cooperation with users.

New orders
Marine diesel engines to Brazil
Volvo Penta in Brazil has received orders for auxiliary engines and complete genset systems from two shipyards in Rio de Janeiro. The shipyards build and refit ships under contract to Companhia de Navegação Norsul, one of Brazil’s largest privately owned shipping companies.

Largest single bus order ever in the UK
Volvo Bus Corporation has received one of the largest single orders ever in the UK. It’s an order from the bus operator First for 486 Volvo buses with Wrightbus bodies. First is one of Volvo Buses’ Key Customers and is the largest bus operator in the UK with a fleet of approximately 9,300 buses. Delivery will take place over the next two years, starting in October this year.

Volvo Aero signs new contracts
Volvo Aero and Continental Airlines signed an agreement, whereby Volvo Aero will inspect, repair and overhaul Continental’s fleet of 20 ATR 42 aircraft with PW121 engines in the repair shop in Trollhättan, Sweden.

Volvo Aero and General Electric signed an agreement whereby Volvo Aero, for the second time during 2004, will increase its stake in the LM2500 industrial gas turbine. As a result, Volvo Aero’s sales are expected to rise by about SEK 40 M annually. General Electric and Volvo Aero also signed a new Service Provider License Agreement for the LM1600 gas turbine engine. The agreement gives Volvo Aero the right to market itself as an authorized maintenance, repair and overhaul facility.

Acquired and divested operations
Volvo CE sells LB Smith New York dealership
Volvo CE, has sold its LB Smith dealership in New York State to Vantage Equipment, LLC, Syracuse, New York. Volvo CE purchased the assets associated with the Volvo construction equipment distribution business of LB Smith, its distributor for a majority of the East Coast, in May 2003. Since the acquisition, Volvo CE has continued the operations of the former dealer at existing locations under the name LB Smith to ensure that Volvo customers continue to receive the highest possible standards of product support and service. The sale of the New York territory is part of Volvo CE’s on-going divestment of its LB Smith territories.

Compact motor grader operations divested to current management
Volvo Construction Equipment (Volvo CE) has sold its compact motor grader business to Champion LLC, Charlotte, North Carolina.

Volvo and ArvinMeritor enter into strategic alliance
In accordance with an Memorandum of Understanding signed earlier, Volvo and ArvinMeritor have now signed a Strategic Alliance Agreement for the supply of axles, which includes that ArvinMeritor takes over Volvo’s axle manufacturing activities in Lyon. The European Commission approved the transaction on October 1, 2004. ArvinMeritor will be responsible for the manufacturing and supply of driven and non-driven axles for the Volvo Group’s European truck and bus products.

Corporate information
Industrial relocation within Renault Trucks
The Volvo Group is carrying out an industrial relocation in Europe as a result of which manufacture of crankshafts for medium-heavy truck engines is being increased at Villaverde, Spain, while the production of Renault trucks is being concentrated to the plant in Bourg-en-Bresse, France. A total of approximately 450 employees will be affected by the decision. As a result a cost of approximately SEK 400 M has been charged to operating income during the third quarter of 2004.

Volvo Environment Prize 2004
The Volvo Environment Prize 2004 is being awarded to Dr David Satterthwaite, Mr Jaime Lerner as well as Dr Luisa and Dr Mario Molina. The common denominator for these four winners is that they work with finding measures to counter the environmental problems resulting from rising urbanization, particularly in developing countries.

Volvo Adventure – inspiration and knowledge for the leaders of the future
Volvo and the United Nations Environment Programme challenge young people all over the world to participate in Volvo Adventure, a competition for a better environment. The educational program gives young people from all around the world the opportunity to display their local environment-care projects.

Neelie Kroes resigned from the Volvo Board of Directors
Following her nomination as EU commissioner with responsibility for competition matters, Neelie Kroes has decided to resign from the Board of Directors of AB Volvo as of September 1, 2004. Neelie Kroes was elected to AB Volvo’s Board of Directors at the Annual General Meeting held on April 9, 2003. Previously, among other positions, she was Minister of Transportation in the Netherlands government and served as an advisor to the EU commissioner for transportation matters. The Netherlands decided in the beginning of August to nominate Neelie Kroes as a EU commissioner.

Changes in the Volvo Group managementThe current president of Volvo Trucks, Jorma Halonen, 55, will assume the position of Executive Vice President and Deputy CEO of the Volvo Group as of November 1, 2004. He will work in parallel with Lennart Jeansson - who currently holds this position - through mid-year 2005 at which time Lennart Jeansson, 63, is retiring. Effective November 1, the new president of Volvo Trucks will be Staffan Jufors, 52, currently president of Volvo Penta. The new president of Volvo Penta and member of the Volvo Group Executive Committee will be Göran Gummeson, 57, currently head of Volvo Penta’s European operations.

Delisting of the Volvo share from the Exchanges in London and Germany
AB Volvo’s Board of Directors has decided to apply for delisting from the London Stock Exchange, LSE. Volvo has been listed on the London Stock Exchange since 1972. It is expected that a delisting from the London Stock Exchange will become effective about 20 working days subsequent to the approval of the application. As announced earlier, Volvo’s application for a delisting of its shares from the stock exchanges in Frankfurt, Düsseldorf and Hamburg stock exchanges was approved. The Volvo share was delisted from Frankfurt and Düsseldorf stock exchanges on June 25, 2004 and the share was delisted from Hamburg stock exchange on September 30, 2004.

Volvo’s nomination committee
The nomination committee, which was appointed during the third quarter 2004 for the period up to the next Annual General Meeting, comprises Finn Johnsson, Chairman of the Board, Thierry Moulonguet, Renault, Marianne Nilsson, Robur, Lars Idermark, Second Swedish National Pension Fund – AP2 and Bengt Hane representing shareholders with smaller holdings.

Volvo acquires Prévost and Nova Bus
As part of the restructuring of the bus manufacturer Henlys Group plc, Volvo Group has reached an agreement to acquire the remaining 50% of the North American bus manufacturer Prévost Car Inc., containing the Prévost and Nova brands.

The purchase price is USD 83 M including two loans made available to Prévost Car Inc. by Henlys. In accordance with the agreement, Prévost Car Inc. will become a wholly owned subsidiary of Volvo Bus Corporation. The agreement also involves Volvo converting part of the convertible debenture loan of USD 240 M issued to Henlys into shares in a newly established US-based company containing the US school bus manufacturer Blue Bird. The conversion resulted in a write-down of approximately SEK 1.3 billion.

For some time Volvo has participated in discussions with Henlys and a bank consortium about various possibilities to restructure the Henlys Group, which has faced very significant financial difficulties. The aim has been to secure the highest value possible for the various creditors. In 1999, Volvo issued a convertible debenture loan to Henlys totaling USD 240 M. Combined with accrued interest of USD 15 M, the claim that Volvo had against Henlys totaled approximately USD 255 M. Volvo’s assessment is that the restructuring protects the interests of Volvo and its shareholders’ in the best possible manner. In accordance with the agreement reached between Volvo and Henlys’ creditors, Volvo has not committed to contribute any additional financial resources to the restructured company.

The purchase price for Prévost Car Inc., and the two loans made available by Henlys to the company of approximately USD 40 M, totals USD 83 M. Prévost Car Inc., a former 50/50 joint venture between Volvo and Henlys, has a good profitability record and the take-over is strategically attractive since there are future possibilities for additional synergies with Volvo’s other bus operations. Prévost manufactures coaches and bus shells for luxury mobile homes. Nova Bus manufactures city buses mainly for the Canadian market.

In addition to its 50% holding in Prévost Car Inc., Henlys also owned the American school bus manufacturer Blue Bird, which has been acquired by the newly formed US-based company. Blue Bird is the market leader in the American school bus market but has reported losses for the past two years.

Under the terms of the restructuring agreement, Volvo, the bank consortium and a UK pension fund, have each converted parts of their claims against Henlys to common and preferred shares in the new company. After conversion, Volvo and the bank consortium each received 42.5% of the common shares and the pension fund 5%. The management of Blue Bird received the remaining 10%. Following the restructuring the intention is to liquidate Henlys.

Prévost Car Inc. with its two brands Prévost and Nova will become part of Volvo Bus Corporation. In order to enhance the value of Blue Bird, the Volvo Group will have representation on the Board of Blue Bird and its new holding company and will have the ability to assist in the future development of the company.

Significant events earlier in 2004

Divestment of Scania shares
Volvo’s holding of Scania B shares was sold to Deutsche Bank on March 4, 2004 for an amount of SEK 14.9 billion. As a consequence of the divestment, the Scania holding was written down as of the fourth quarter of 2003. The transaction was carried out as part of Volvo’s commitment to the European Commission to divest the Scania shares not later than April 23, 2004. After the sale of the Scania B shares to Deutsche Bank, Volvo owned 27.3 million A shares in Scania AB, corresponding to 24.8% of the votes and 13.7% of the capital. At the Annual General Meeting of AB Volvo on April 16, 2004, the Board’s proposal to transfer all A shares in Scania to Ainax and thereafter to distribute the shares in Ainax to Volvo’s shareholders was approved. The value of the distribution of Ainax was set at SEK 6,309,538,645. The shares in Ainax were distributed to Volvo’s shareholders on June 8, 2004. As of June 8, 2004 Volvo no longer holds any shares in Scania AB. On June 9, 2004 Volvo sold the remaining 0.9% holding in Ainax. On October 19, 2004 the market value of the Ainax shares was approximately SEK 7,021 M.

Divestment of shares in Bilia
On May 14, 2004, AB Volvo sold all of its holding in Bilia, a total of 588,938 shares, corresponding to 2.3% of the votes and 2.3% of the share capital. The sale was at a price of SEK 90 per share and resulted in a capital gain for Volvo of SEK 24 M.

Repurchase of own shares
On April 16, 2004, the Annual General Meeting of AB Volvo authorized the Board of Directors to decide on the acquisition of own shares for, among other reasons, to create a more effective capital structure for AB Volvo. The Board of AB Volvo has decided to acquire through purchase on Stockholmsbörsen a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300 M. The purchases may be carried out during the period until the Annual General Meeting in 2005. The repurchase shall be made within the so-called spread.

The total number of shares in AB Volvo amounts to 441,520,885, of which 138,604,945 Series A and 302,915,940 Series B shares. AB Volvo currently holds 22,076,043 of its own shares, of which 6,930,246 Series A and 15,145,797 Series B shares.

New stock-based incentive program
On April 16, 2004 the Annual General Meeting approved a new stock-based incentive program for senior executives within the Volvo Group that will replace the present stock option program. Under the program, a total of maximum 110,000 Volvo shares can be allotted to approximately 165 senior executives. The number of shares to be allotted depends upon the fulfillment of certain financial goals during the fiscal year 2004 and if the requirements are met, allotment will take place in 2005.

Agreement in principle covering engine manufacture in China
Volvo signed an Engine Cooperation Frame Agreement with the truck manufacturers China National Heavy Truck Corporation (CNHTC), and First Automotive Works (FAW) covering the establishment of a jointly owned engine plant in China. The plant will manufacture complete engines for Volvo’s business areas and for CNHTC’s and FAW’s trucks and buses. The three companies will form a joint company for production of engines for the Chinese market of which Volvo will own 52% and CNHTC and FAW 24% each. The plan is for a definitive agreement to be concluded during 2004.

Renault Trucks concluded agreement in principle to manufacture trucks in China
Renault Trucks has signed an agreement in principle with the Chinese truck manufacturer Dong Feng Motors aimed at establishing a joint-venture company for manufacturing trucks and truck components in China. The agreement is still subject to final negotiation and the relevant Chinese authorities must also approve the agreement.

Volvo Trucks inaugurated factory in China
In March 2004, Volvo Trucks inaugurated its new factory in Jinan together with its Chinese partner, China National Heavy Truck Corporation. The new factory will build Volvo trucks for the growing Chinese market. The factory initially has a capacity of about 1,200 trucks a year.

Moody’s confirmed AB Volvo’s credit rating
A number of international credit-rating institutes have confirmed AB Volvo’s credit rating. Most recently Moody’s confirmed AB Volvo’s short-term credit rating of P-2 and long-term A3 and concurrently raises the outlook to stable. Moody’s expects that Volvo will continue to increase efficiency in its operations, strengthen competitiveness and improve financial strength.

The Volvo Group – third quarter 2004

Sales increased by 16%
Net ales of the Volvo Group amounted to SEK 45,870 M, compared with SEK 40,511 M in 2003. This represents a growth of 16%, adjusted for currency effects.

Net sales of Trucks amounted to SEK 31,271 M, up 19% adjusted for currency effects compared with the year-earlier period. Deliveries in Western Europe increased by 8%, while deliveries in North America rose by 49% to 12,284 vehicles. The number of invoiced trucks to countries in the Middle East increased by 64%.

[REMOVED GRAPHIC]

[REMOVED GRAPHIC]

Net sales of Volvo CE and Volvo Penta for the third quarter of 2004 increased by 17% and 21%, respectively, adjusted for currency effects, thus reflecting strong organic growth. Net sales for Buses amounted to SEK 2,925 M, an increase of 5% adjusted for currency effects. Volvo Aero’s sales were down by 5% adjusted for currency effects.

The Group’s net sales grew on all major markets, most notably in South America, North America, Asia and Eastern Europe.

The distribution of net sales by market area is shown in the table below:

Net sales by market area	Third quarter		First nine months		Change
SEK M	2004	2003	2004	2003	in %
Western Europe	21,702	21,047	74,606	69,202	+8
Eastern Europe	2,507	2,079	7,368	5,819	+27
North America	13,100	10,490	36,887	31,487	+17
South America	1,822	1,244	4,836	3,156	+53
Asia	4,428	3,637	14,293	10,387	+38
Other markets	2,311	2,014	6,393	5,984	+7
Total	45,870	40,511	144,383	126,035	+15

Operating income
The operating income for the third quarter of 2004 increased significantly compared with the year-earlier period, and amounted to SEK 2,792 M (1,617). Changed exchange rates had a net adverse effect on operating income in an amount of about SEK 300 M, compared with the year-earlier period.

Trucks’ operating income was SEK 1,768 M (944). The improvement was largely attributable to higher sales volumes, increased margins and cost rationalization. In Europe, Volvo Trucks’ strong performance was further enhanced. A cost of approximately SEK 400 M for industrial relocation within Renault Trucks was charged to operating income in the quarter. The profitability in the North American truck operations continued to develop favorably. Volvo Trucks also showed considerable improvements in markets outside Europe and North America.

Earnings for Volvo CE amounted to SEK 349 M (210). The improvement was largely related to higher volumes and improved margins on new products, although partly offset by negative currency effects and increased costs for raw materials. Buses reported an operating loss of SEK 26 M for the third quarter, an improvement compared with the operating loss of SEK 93 M in 2003. Volvo Penta reported operating income amounting to SEK 207 M for the quarter (153), corresponding to an operating margin of 9.7%. The earnings for Volvo Aero improved to SEK 96 M compared with a loss of SEK 2 M in the year-earlier period. Financial Services operating income rose to SEK 343 M (242) in the third quarter. Income for other operations declined to SEK 55 M (163). Operating income in the third quarter 2003 included a capital gain related to the divestment of shares in Bilia AB amounting to SEK 188 M.

Operating income by business area is shown in the table below:

Operating income	Third quarter		First nine months		12 months	Jan - Dec
SEK M	2004	2003	2004	2003	moving values	2003
Trucks	1,768	944	5,531	2,494	6,988	3,951
Buses	(26)	(93)	18	(265)	(78)	(361)
Construction Equipment	349	210	1,306	775	1,439	908
Volvo Penta	207	153	702	524	873	695
Volvo Aero	96	(2)	370	3	323	(44)
Financial Services	343	242	931	675	1,182	926
Other	55	163	(122)	61	(225)	(42)
Operating income*	2,792	1,617	8,736	4,267	10,502	6,033
Dividend from Scania	-	-	-	501	-	501
Revaluation of shares	-	-	820	-	(3,210)	(4,030)
Operating income	2,792	1,617	9,556	4,768	7,292	2,504

Other operating expenses amounted to SEK 576 M (income: 185). The increase pertains mainly to costs for the industrial relocation in Renault Trucks in 2004.

Net interest expense
Net interest expense for the third quarter 2004 amounted to SEK 165 M, compared with SEK 111 M during the second quarter of 2004. The interest expense included a write-down of SEK 114 M relating to accrued interest on the convertible debenture loan to Henlys Group.

Other financial expenses
Other financial expenses amounted to SEK 1,215 M (57) in the third quarter. A write-down relating to the holding in Henlys Group of SEK 1,196 M was recognized in the third quarter of 2004.

Income taxes
During the third quarter of 2004, an income tax expense of SEK 398 M was reported (327), relating to both current and deferred income taxes.

Net income and income per share
Net income amounted to SEK 1,002 M (956) in the third quarter, corresponding to an income per share of SEK 2.40 (2.30). Income per share for the most recent 12-months was SEK 7.10.

Number of employees
As of September 30, 2004, the Volvo Group had 79,452 employees, compared with 75,743 at the end of 2003. The change relates primarily to increased production levels in Volvo Trucks, Mack and Volvo CE.

Consolidated income statements	Third quarter		First nine months
SEK M	2004	2003	2004	2003
Net sales	45,870	40,511	144,383	126,035
Cost of sales	(35,579)	(32,528)	(113,111)	(101,840)
Gross income	10,291	7,983	31,272	24,195
Research and development expenses	(1,737)	(1,683)	(5,383)	(5,116)
Selling expenses	(4,320)	(3,960)	(13,086)	(11,346)
Administrative expenses	(1,212)	(1,285)	(3,962)	(3,871)
Other operating income and expenses	(576)	185	(1,068)	(398)
Income from Financial Services*	343	242	931	675
Income from investments in associated companies	(3)	163	2	168
Income from other investments	6	(28)	850	461
Operating income	2,792	1,617	9,556	4,768
Interest income and similar credits	153	255	727	921
Interest expenses and similar charges	(318)	(517)	(1,079)	(1,520)
Other financial income and expenses	(1,215)	(57)	(1,184)	(71)
Income after financial items	1,412	1,298	8,020	4,098
Income taxes	(398)	(327)	(2,111)	(892)
Minority interests in net (income) loss	(12)	(15)	(48)	(22)
Net income	1,002	956	5,861	3,184

Income per share, SEK	2.40	2.30	14.00	7.60
* Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Group	Third quarter		First nine months
%	2004	2003	2004	2003
Gross margin	22.4	19.7	21.7	19.2
Research and development expenses in % of net sales	3.8	4.2	3.7	4.1
Selling expenses in % of net sales	9.4	9.8	9.1	9.0
Administrative expenses in % of net sales	2.6	3.2	2.7	3.1
Operating margin*	6.1	4.0	6.1	3.4
Operating margin	6.1	4.0	6.6	3.8
* Excluding revaluation of shares in Scania and Henlys Group in 2004 and dividend received from Scania in 2003.

Condensed income statement - Financial Services	Third quarter		First nine months
SEK M	2004	2003	2004	2003
Net sales	2,466	2,309	7,171	6,860
Income after financial items	343	242	931	675
Income taxes	(103)	29	(291)	(88)
Net income	240	271	640	587

Key ratios - Financial Services			Sep 30	Dec 31
12 months figures unless otherwise stated			2004	2003
Return on shareholders' equity, %			9.7	9.8
Equity ratio at end of period, %			12.3	12.0
Asset growth, %			5.8	(3.6)

Consolidated balance sheets	Volvo Group excl				Volvo Group
	Financial Services 1)		Financial Services		total
	Sep 30	Dec 31	Sep 30	Dec 31	Sep 30	Dec 31
SEK M	2004	2003	2004	2003	2004	2003
Assets
Intangible assets	16,637	16,662	55	94	16,692	16,756
Property, plant and equipment	27,187	27,248	3,914	3,392	31,101	30,640
Assets under operating leases	8,801	8,976	13,171	13,234	20,789	21,201
Shares and participations	10,150	9,598	209	188	1,667	1,782
Long-term customer finance receivables	219	53	25,789	23,918	25,462	23,448
Long-term interest-bearing receivables	2,109	2,911	5	5	2,038	2,769
Other long-term receivables	8,021	7,879	101	59	7,469	7,718
Inventories	29,604	25,848	375	611	29,979	26,459
Short-term customer finance receivables	93	65	24,802	22,894	24,651	22,554
Short-term interest bearing receivables	4,396	6,502	0	0	860	3,863
Other short-term receivables	27,658	25,200	1,360	1,649	27,935	24,903
Shares in Scania AB	-	20,424	-	-	-	20,424
Marketable securities	26,710	19,385	127	144	26,837	19,529
Cash and bank	6,733	8,717	781	654	6,701	9,206
Total assets	168,318	179,468	70,689	66,842	222,181	231,252

Shareholders' equity and liabilities
Shareholders' equity	68,852	72,420	8,692	8,004	68,852	72,420
Minority interests	241	216	0	0	241	216
Provisions for post-employment benefits	14,810	15,264	32	24	14,842	15,288
Other provisions	14,299	12,792	1,149	2,256	15,448	15,048
Loans	12,956	24,677	57,153	52,852	65,348	74,092
Other liabilities	57,160	54,099	3,663	3,706	57,450	54,188
Shareholders' equity and liabilities	168,318	179,468	70,689	66,842	222,181	231,252
1) Financial Services reported in accordance with the equity method.

Balance sheet
On September 30, 2004, the Volvo Group’s total assets amounted to SEK 222.2 billion, corresponding to a decrease of SEK 9.1 billion since the end of 2003. Total assets were reduced since year-end, mainly as a result of divestment and distribution of Scania shares. This effect was partially offset by growth in the credit portfolio of Financial Services and higher inventories and receivables as a consequence of the significant sales increase. In addition, liquid funds increased by SEK 4.7 billion, mainly due to the proceeds received on the divestment of Scania B shares.

Shareholders' equity and minority interests amounted to SEK 69.1 billion, corresponding to an equity ratio of 41.0%, excluding Financial Services. Changes in shareholders’ equity during the period are specified on page 11.

The Group’s net financial assets on September 30, 2004, amounted to SEK 12.2 billion, which corresponded to 17.6% of shareholders' equity and minority interests. Changes in net financial position during the period are specified on page 11.

Changes of net financial position, SEK bn	Third quarter		First nine months
Beginning of period		15.3		(2.4)
Cash flow from operating activities	(1.4)		6.7
Investments in fixed assets, net	(1.5)		(4.5)
Customer Finance receivables, net	0.0		0.0
Investments and divestments of shares, net	0.0		15.0
Acquired and divested operations, net	0.0		0.0
Cash-flow after net investments, excluding Financial Services		(2.9)		17.2
Dividend paid to AB Volvo shareholders		-		(3.4)
Contribution to US pension plans		1.1		1.1
Write-down of convertible debenture loan to Henlys Group		(1.2)		(1.2)
Currency effect		0.3		(0.2)
Other		(0.4)		1.1
Total change		(3.1)		14.6
Net financial position at end of period		12.2		12.2

Key ratios	Sep 30	Dec 31
12 month figures unless otherwise stated	2004	2003
Income per share, SEK	7.10	0.70
Return on shareholders' equity, %	4.1	0.4
Income per share, SEK *	14.70	9.10
Return on shareholders' equity, % *	8.6	5.0
Net financial position at end of period, SEK billion	12.2	(2.4)
Net financial position at end of period as percentage of shareholders' equity and minority interests	17.6	(3.3)
Shareholders' equity and minority interests at end of period as percentage of total assets	31.1	31.4
Shareholders' equity and minority interests as percentage of total assets, excluding Financial Services	41.0	40.5
* Excluding revaluation of shares in Scania AB and Henlys Group in 2004 and 2003 and dividend from Scania in 2003

Changes in shareholders' equity	Jan - Sep
SEK bn	2004	2003
Beginning of period	72.4	78.3
Translation differences	0.3	(0.7)
Transition impact of new accounting standards for pensions and other post- employment benefits	-	(1.8)
Dividend to AB Volvo's shareholders	(9.7)	(3.4)
Net income	5.9	3.2
Other changes	0.0	0.1
Balance at end of period	68.9	75.7

	Sep 30	Dec 31
Number of Volvo shares	2004	2003
Number of shares outstanding	419.4	419.4
Average number of shares outstanding during the period	419.4	419.4
Company shares held by AB Volvo	22.1	22.1

Cash-flow statement	Third quarter		First nine months
SEK bn	2004	2003	2004	2003
Operating activities
Operating income *	2.4	1.4	8.6	4.1
Add depreciation and amortization	1.9	1.9	5.6	5.4
Other non-cash items	0.6	(0.2)	(0.2)	0.0
Change in working capital	(6.2)	(2.1)	(6.7)	(5.1)
Financial items and income taxes paid	(0.1)	(0.4)	(0.6)	(0.7)
Cash flow from operating activities	(1.4)	0.6	6.7	3.7

Investing activities
Investments in fixed assets	(1.7)	(1.4)	(4.8)	(4.4)
Investment in leasing vehicles	(0.1)	0.0	(0.2)	0.0
Disposals of fixed assets and leasing vehicles	0.3	0.1	0.5	0.4
Customer Finance receivables, net	0.0	0.0	0.0	0.0
Investments and divestments of shares, net	0.0	(0.1)	15.0	(0.1)
Acquired and divested operations, net	0.0	0.0	0.0	0.1
Cash-flow after net investments excl Financial Services	(2.9)	(0.8)	17.2	(0.3)

Cash-flow after net investments, Financial Services	0.0	0.7	(2.4)	(1.2)

Cash-flow after net investments, Volvo Group total	(2.9)	(0.1)	14.8	(1.5)

Financing activities
Change in loans, net	0.3	0.3	(7.4)	5.3
Loans to external parties, net	0.2	0.6	0.5	0.7
Dividend paid to AB Volvo's shareholders	0.0	0.0	(3.4)	(3.4)
Other	0.0	0.1	0.0	0.1
Change in liquid funds excl translation differences	(2.4)	0.9	4.5	1.2
Translation difference on liquid funds	0.0	(0.3)	0.2	(0.4)
Change in liquid funds	(2.4)	0.6	4.7	0.8
* Excluding Financial Services

Condensed cash-flow statement, Financial Services	Third quarter		First nine months
SEK bn	2004	2003	2004	2003
Cash-flow from operating activities	1.2	1.5	4.0	3.6
Net investments in credit portfolio, etc.	(1.2)	(0.8)	(6.4)	(4.8)
Cash-flow after net investments	0.0	0.7	(2.4)	(1.2)

The Volvo Group's cash flow
Cash flow after net investments, excluding Financial Services, during the third quarter of 2004 was negative in an amount of SEK 2.9 billion. Operating cash flow in the quarter was a negative SEK 2.9 billion (negative: 0.7). The main reasons for the negative cash flow are payment of post-employment benefits of SEK 1.2 billion, including a one-time effect of 1.1 billion for contribution to the US pension plans, vacation period effects and inventory build-up.

Cash flow after net investments within Financial Services was SEK 0.0 billion in the quarter (positive: 0.7).

Net borrowing increased during the third quarter by SEK 0.3 billion. During the same period, total liquid funds decreased by SEK 2.4 billion and amounted to SEK 33.5 billion as of September 30, 2004.

Financial review by business area

Net sales	Third quarter		First nine months		Change	12 months	Jan-Dec
SEK M	2004	2003	2004	2003	in %	rolling values	2003
Trucks	31,271	26,925	97,375	83,731	16	130,613	116,969
Buses	2,925	2,824	9,091	8,877	2	12,192	11,978
Construction Equipment	6,398	5,621	20,650	16,655	24	27,149	23,154
Volvo Penta	2,130	1,806	6,878	5,745	20	8,729	7,596
Volvo Aero	1,664	1,829	5,111	5,936	(14)	7,205	8,030
Other	1,482	1,506	5,278	5,091	4	7,228	7,041
Net sales	45,870	40,511	144,383	126,035	+15	193,116	174,768

Operating income	Third quarter		First nine months		12 months	Jan - Dec
SEK M	2004	2003	2004	2003	rolling values	2003
Trucks	1,768	944	5,531	2,494	6,988	3,951
Buses	(26)	(93)	18	(265)	(78)	(361)
Construction Equipment	349	210	1,306	775	1,439	908
Volvo Penta	207	153	702	524	873	695
Volvo Aero	96	(2)	370	3	323	(44)
Financial Services	343	242	931	675	1,182	926
Other	55	163	(122)	61	(225)	(42)
Operating income*	2,792	1,617	8,736	4,267	10,502	6,033
Dividend from Scania	-	-	-	501	-	501
Revaluation of shares	-	-	820	-	(3,210)	(4,030)
Operating income	2,792	1,617	9,556	4,768	7,292	2,504
* Excluding revaluation of shares in Scania and Henlys Group and dividend received from Scania.

Operating margin	Third quarter		First nine months		12 months	Jan-Dec
%	2004	2003	2004	2003	rolling values	2003
Trucks	5.7	3.5	5.7	3.0	5.4	3.4
Buses	(0.9)	(3.3)	0.2	(3.0)	(0.6)	(3.0)
Construction Equipment	5.5	3.7	6.3	4.7	5.3	3.9
Volvo Penta	9.7	8.5	10.2	9.1	10.0	9.1
Volvo Aero	5.8	(0.1)	7.2	0.1	4.5	(0.5)
Operating margin*	6.1	4.0	6.1	3.4	5.4	3.5
Operating margin	6.1	4.0	6.6	3.8	3.8	1.4
* Excluding revaluation of shares in Scania and Henlys Group and dividend received from Scania.

Trucks

Net sales by market area	Third quarter		First nine months		Change
SEK M	2004	2003	2004	2003	in %
Europe	16,592	15,677	55,785	50,230	+11
North America	9,036	6,833	25,134	20,893	+20
South America	1,348	923	3,658	2,288	+60
Asia	2,587	2,021	7,941	5,819	+36
Other markets	1,708	1,471	4,857	4,501	+8
Total	31,271	26,925	97,375	83,731	+16

Total truck market
The total market for heavy trucks in Europe increased by 12% up to September 2004, compared with the preceding year. The markets in Germany, France, Italy and Spain strengthened by 19%, 3%, 23% and 11% respectively, while the demand in the UK declined by 2%.

The North American truck market continued to improve in the third quarter. Total industry orders for heavy trucks (Class 8) through September were up 99%. Order support for the on highway segment continued to lead the overall market higher, but order intake gains were seen as well in the market segments of construction and economic haul.

The market for heavy trucks in Brazil rose by 46% during the first nine months of 2004.

Increased truck deliveries
Total deliveries from the Group’s truck operations amounted to 41,228 vehicles in the third quarter of 2004, an increase of 26% compared with the year-earlier period. In Europe, 19,964 trucks were delivered, compared with 18,126 trucks in 2003. Deliveries in North America were up 49% compared with the year-earlier period and totaled 12,284 trucks. In Asia, the favorable development continued in the Middle East where deliveries rose by 64%. Deliveries in South America rose by 58% in the quarter.

Mack Trucks
Deliveries from Mack totaled 5,900 trucks in the third quarter, up 38% from the third quarter of 2003. The gain in deliveries reflects the general strengthening in the North American truck market since the third quarter of 2003.

Renault Trucks
Renault Trucks’ deliveries amounted to 13,796 vehicles, an improvement of 20% compared with the year-earlier period. Deliveries to Eastern Europe increased by 41% due to favorable development in Poland. In Western Europe deliveries of Renault trucks rose by 10%, mainly due to high deliveries in Spain, UK and Portugal. In markets outside Europe, deliveries increased sharply with high deliveries to Turkey, Iran and Morocco.

Volvo Trucks
Volvo Trucks increased its deliveries by 27% to a level of 21,532 trucks during the quarter. The deliveries in North America were up 60% compared with the year-earlier period. Deliveries in the South America and the Middle East rose 45% and 39% respectively. The deliveries in Western Europe improved by 5% and deliveries in Eastern Europe showed a growth of 20%.

Significantly higher order bookings

Mack Trucks
Mack’s order intake slowed as expected in the third quarter, but was still substantially ahead of 2003. Orders for Mack units for the quarter 42% higher than in the third quarter of 2003, but down 29% compared with the second quarter of this year.

Renault Trucks
At the end of September, the order situation was at a satisfactory level, up 28%. Orders were favorable within all three segments, light, medium and heavy-duty trucks. Orders for the Renault Kerax truck rose by 36% in the first nine months; Magnum, the Renault flagship achieved an increase of 23%, as did the Renault Mascott.

Volvo Trucks
Volvo Trucks’ total order intake was very strong, with an increase of 39% in the third quarter 2004, compared with 2003. Volvo’s order intake in Western Europe rose 11%, and by 5% in Eastern Europe. In North America, order intake rose by 62% compared with the year-earlier period. Volvo’s order intake in South America and Asia showed considerable increases.

Market shares
The combined market share for heavy trucks in Europe 27 for the Volvo Group was 26.4% in the first nine months of 2004, compared with 27.4% in the year-earlier period. Volvo Trucks’ share of the market was 15.3% (15.7) in the heavy class and Renault Trucks’ share of the market was 11.1%, down 0.6 points compared with the year-earlier period.

[REMOVED GRAPHIC]
[REMOVED GRAPHIC]

In North America, the combined market share of heavy trucks (class 8) was 19.3% (19.3). Volvo Trucks’ market shares through September amounted to 9.7% (9.1). This increase was due to a high demand for the Volvo VN. In its core segments, Mack’s leadership position strengthened early in the third quarter, compared to a year ago. However, Mack ended the quarter with an overall North American market share of 9.6%, down from 10.1% in 2003. The drop reflects the continuing concentration of market strength in the long-haul truckload carrier segment – which is not among Mack’s core segments.

Financial performance in the third quarter
Net sales amounted to SEK 31,271 M, compared with SEK 26,925 M in the year-earlier period. Adjusted for currency effects, sales increased by 19% compared with 2003. Operating income was SEK 1,768 M (944). Operating income was charged with costs of about SEK 400 M for an industrial relocation within Renault Trucks. The profitability in the North American Truck operations continued to develop favorably. Volvo Trucks’ strong performance was further enhanced on all main markets. The improvement was largely attributable to higher sales volumes, increased margins and cost rationalization. The strong customer values in the new Volvo range and increased efficiency also contributed to the higher earnings. Mack and Renault Trucks also reported higher earnings.

Buses

Net sales by market area	Third quarter		First nine months		Change
SEK M	2004	2003	2004	2003	in %
Europe	1,574	1,387	5,232	4,941	+6
North America	598	819	1,825	2,292	(20)
South America	146	90	321	225	+43
Asia	381	349	1,197	955	+25
Other markets	226	179	516	464	+11
Total	2,925	2,824	9,091	8,877	+2

Total bus market
The global market for buses continues to slowly develop favorably in the US/Canada, South America, Europe and Asia. Mexico is a negative exception in the coach segment and signs of a slight slowdown are also noticeable in China. Regional differences require fast and firm adaptability.

Slight improvement in order bookings
Order bookings for buses remained favorable during the third quarter, rising by 14.2% compared with the year-earlier period from 2,157 to 2,463 orders. Order bookings were strong in Europe, but lower than the year-earlier period in China. The order backlog at the end of the period was 3,910, 11.9% higher than a year earlier.

Deliveries
In terms of deliveries, the third quarter is generally a weaker quarter than the second quarter. During the third quarter, Volvo Buses delivered 1,879 buses, a slight increase compared with the year-earlier quarter (1,823). More buses were delivered in all markets, with the exception of Mexico.

Market shares
Market shares were retained in the Europe region, where the Nordic region and the UK retained their strong positions. In the US/Canada, Prévost strengthened its market position. The market share for Asia was at the same level as in the year-earlier period.

Financial performance in the third quarter
Net sales amounted to SEK 2,925 M, compared with SEK 2,824 M in the year-earlier quarter, corresponding to an increase of 5%, adjusted for exchange-rate effects. An operating loss of SEK 26 M was reported, which was an improvement compared with the loss of SEK 93 M reported for the year-earlier period. The earnings trend for the first nine months of 2004 remains positive at a profit of SEK 18 M, compared with a loss of SEK 265 M for the year-earlier period.

Volvo Buses continues to implement a comprehensive restructuring program aimed at increased profitability. Efforts to improve cash flow include a focus on sharply reducing lead-time. In Mexico and China, actions are being taken to adapt operations to the new market conditions. During the third quarter, a new coach, the 8300, was launched in Mexico, in the economy segment. A facelift of the 9900/9700 model is also being introduced.

Construction Equipment

Net sales by market area	Third quarter		First nine months		Change
SEK M	2004	2003	2004	2003	in %
Europe	2,851	2,875	9,722	8,780	+11
North America	1,959	1,462	5,609	4,177	+34
South America	260	168	660	424	+56
Asia	1,005	898	3,814	2,590	+47
Other markets	323	218	845	684	+24
Total	6,398	5,621	20,650	16,655	+24

Improved total market for construction equipment
The total world market for heavy and compact equipment, within Volvo CE’s product range, increased by 8% during the third quarter, compared with corresponding period in the preceding year. In North America the market was up 10%, Western Europe increased by 6%, Asia was down 3% heavily affected by a decline in the excavator business in China. Other international markets increased by 33%.

The increase in the total market was attributable to both heavy and compact equipment, which increased by 6% and 9%, respectively, in the quarter compared with a year earlier. The North American market for heavy equipment was up 28%, Europe increased by 6%, Asia was down 20% while other international markets rose 37% during the quarter.

The world market for compact equipment was up 9% during the quarter. North America grew 4%, Europe was up 6%, while Asia and other international markets increased by 18% and 28%, respectively.

Strong order bookings
Order bookings remain fairly strong. The value of the order backlog at September 30 was approximately 7% higher than at the same date in 2003. Compared with year-end 2003, the value of the order backlog was approximately 32% higher. Volvo CE continues to gain market shares and is still capitalizing on a series of new products launched over the past couple of years. The new products are characterized by high productivity and fuel efficiency.

Financial performance in the third quarter
Net sales increased by 17%, adjusted for currency effects, and amounted to SEK 6,398 M (5,621). Operating income rose by 66% to SEK 349 M (210) and the operating margin was 5.5% (3.7).

The improvements in sales and operating income were mainly due to higher volumes and price realizations, partly offset by currency effects and increased costs for raw material.

During the third quarter, Volvo CE launched a range of four short swing radius compact excavators from 2.5 to 8.0 tons. They are designed to meet needs of operators working in confined areas. Volvo CE also introduced a new backhoe loader model, BL61, aimed for the European and other international markets. The BL61 is a result of customer demand for an entry-level backhoe, and is developed in close co-operation with users. Upgraded PRO versions of the compact excavator model EC45 and the compact wheel loader models L30B and L35B were also introduced during the quarter.

Volvo Penta

Net sales by market area	Third quarter		First nine months		Change
SEK M	2004	2003	2004	2003	in %
Europe	1,047	913	3,678	3,212	+15
North America	667	569	1,970	1,611	+22
South America	33	29	89	99	(10)
Asia	346	249	1,014	679	+49
Other markets	37	46	127	144	(12)
Total	2,130	1,806	6,878	5,745	+20

Total market for marine and industrial engines
The total market for marine and diesel engines remained strong in Europe and North America. Demand for leisure boats and for commercial marine vessels rose, which contributed to a strong market for marine drive systems.

The total market for industrial engines remained high during the third quarter of 2004, partly due to strong sales of diesel-driven generator units in China and North America.

All-time-high order bookings
Volvo Penta’s new diesel engines for leisure boats have received considerable attention in the market and demand for these engines contributed to record-high order bookings. This also applies to orders for commercial marine engines. The order situation for industrial engines weakened compared with the start of the year, due to credit restrictions imposed by Chinese authorities in order to cool the economy.

Volvo Penta defended its very strong positions among boat builders and manufacturers of complete generator units. In the US, Volvo Penta was highly successful in sales of gasoline engines and diesel engines. Volvo Penta’s market shares in Europe remained high.

Financial performance in the third quarter
Volvo Penta’s sales increased by 21%, adjusted for currency effects, compared with the year-earlier quarter, from SEK 1,806 M to SEK 2,130 M. Sales among Volvo Penta’s three business segments were distributed as follows: Marine Leisure SEK 1,272 M (1,094), Marine Commercial SEK 229 M (220) and Industrial SEK 630 M (491).

At SEK 207 M, Volvo Penta reported its highest-ever third-quarter earnings, an improvement of 35% compared with the record earnings of SEK 153 M reported in the year-earlier period. The operating margin was 9.7% (8.5).

During the third quarter, Volvo Penta continued the launch of new engines for leisure and commercial boats through the introduction of the new D9, a marine version of the Volvo Group’s 9-liter diesel engine. The engine has now been launched in all of Volvo Penta’s business segments.

Volvo Penta also launched high-performance versions of the new generation of diesel engines, which started to be launched in the preceding year. These engines, the D6-350 and D4-260, have enjoyed a highly favorable reception among boat builders, the trade press and end customers and are contributing to a strengthening of positions in one of Volvo Penta’s strongest segments.

Volvo Aero

Net sales by market area	Third quarter		First nine months		Change
SEK M	2004	2003	2004	2003	in %
Europe	697	874	2,371	2,941	(19)
North America	813	792	2,277	2,439	(7)
South America	35	33	106	118	(10)
Asia	103	116	311	332	(6)
Other markets	16	14	46	106	(57)
Total	1,664	1,829	5,111	5,936	(14)

Total air traffic
The aerospace industry is now recovering from its worst downturn ever. World airline passenger traffic grew by 16% in the first seven months of this year. Passenger load factor has improved to more than 74% in the same time period.

Air traffic growth and improving load factors have resulted in increased optimism in the industry. However, there is a time lag between air traffic recovery and a recovery in profitability for many airlines. Short-haul yields are still under pressure, but some improvement in long-haul performance and cost-cutting efforts have resulted in improved second quarter financial results for European and Asian airlines.

August was the second consecutive month this year with more orders than deliveries. However, with 328 orders so far this year, and 394 deliveries, there has been 66 more aircraft deliveries than incoming orders. News from Airbus and Boeing indicate increasing production rates in the years ahead. The number of parked aircraft has started to decline, but still about 1,950 aircraft are parked.

Declining order bookings
During the period January-September 2004, Airbus and Boeing delivered 442 new aircraft, which is 8% more than the year-earlier period. During the same period Airbus and Boeing received 385 orders for new aircraft, which is down 5% compared to the year-earlier period. As a result, Volvo Aero’s order bookings had declined by 2% during January-September 2004.

During 2003, Airbus and Boeing delivered 586 new aircraft. For 2004, Volvo Aero estimates the total delivery to be about 600 aircraft and a further increase is expected in 2005.

Financial performance in the third quarter
Sales amounted to SEK 1,664 M (1,829). The sales decline during the third quarter is attributable to a combination of lower volumes and the lower USD exchange rate. Adjusted for currency effects, net sales decreased by 5%. During the same period, operating income was SEK 96 M (loss: 2). The improved result was mainly attributable to cost reductions and more efficient utilization of production facilities in Trollhättan and Kongsberg. A better mix of products, and higher demand for new spare parts also contributed positively to income. The operating margin was 5.8% (negative: 0.1).

The most profitable areas continue to be production of components and spare parts for commercial aircraft engines. Profitability remains unsatisfactory in the after-market business.

Volvo Aero is acquiring the Aero-Craft company outside Hartford, Connecticut, in the US. The acquisition is subject to approval of US authorities and part of a strategic alliance with the forged components manufacturer Carlton Forge Works, which is one of Volvo Aero’s largest suppliers. The two companies have signed a cooperation agreement for the fan case market. Aero-Craft’s sales include components for Pratt & Whitney’s military engines.

Financial Services

New financing
The total volume of new retail financing during the third quarter of 2004 amounted to SEK 7.4 billion, compared with SEK 6.9 billion during the third quarter in 2003. Total number of units financed during the third quarter of 2004 was 9,680 yielding an average financing volume per contract of SEK 0.77 M.

[REMOVED GRAPHIC]

Expressed as an average, Volvo Financial Services financed 25% (26) of the Group’s products sold in the markets where financing is offered.

Assets and credit portfolio

Total assets as of September 30, 2004 amounted to SEK 71 billion (65), of which SEK 64 billion (58) was in the credit portfolio. Adjusted for the effects of currency movements, the credit portfolio grew 5.4% during the first nine months of 2004, compared with 2% growth during the first nine months of 2003. The credit portfolio continues to drive profitability through relative growth and price management, as well as careful consideration for risk.

[REMOVED GRAPHIC]
[REMOVED GRAPHIC]

Financial performance in the third quarter
Operating income for the third quarter amounted to SEK 343 M (242) compared with second quarter earnings in 2004 of SEK 307 M (221). Return on equity calculated as a 12 months rolling average was 9.7% (9.0) with an equity ratio at the end of the period of 12.3% (12.2).

Write-offs during the third quarter of 2004 amounted to SEK 76 M (166), and the annualized write-off ratio year-to-date was 0.64% (1.74). At the end of September, total credit reserves amounted to 2.19% of the credit portfolio compared with 2.16% at the end of June 2004. Volumes have grown, but penetration levels remain stable or, in some cases, slightly reduced. Profitability continues to grow in line with the credit portfolio, while credit losses have fallen significantly against the prior year.

Göteborg, October 22, 2004.

AB Volvo (publ)
Leif Johansson, President and CEO

This report has not been reviewed by AB Volvo’s auditors.

Quarterly figures

Volvo Group
SEK M unless otherwise specified	3/2003	4/2003	1/2004	2/2004	3/2004
Net sales	40,511	48,733	45,489	53,024	45,870
Cost of sales	(32,528)	(39,416)	(36,042)	(41,490)	(35,579)
Gross income	7,983	9,317	9,447	11,534	10,291
Research and development expenses	(1,683)	(1,713)	(1,779)	(1,867)	(1,737)
Selling expenses	(3,960)	(4,545)	(4,248)	(4,518)	(4,320)
Administrative expenses	(1,285)	(1,388)	(1,318)	(1,432)	(1,212)
Other operating income and expenses	185	(142)	(154)	(338)	(576)
Income from Financial Services*	242	251	281	307	343
Income from investments in associated companies	163	(2)	(6)	11	(3)
Income from other investments	(28)	(4,042)	693	151	6
Operating income (loss)	1,617	(2,264)	2,916	3,848	2,792
Interest income and similar credits	255	272	317	257	153
Interest expenses and similar charges	(517)	(464)	(393)	(368)	(318)
Other financial income and expenses	(57)	15	36	(5)	(1,215)
Income after financial items	1,298	(2,441)	2,876	3,732	1,412
Income taxes	(327)	(442)	(612)	(1,101)	(398)
Minority interests	(15)	(3)	(16)	(20)	(12)
Net income (loss)	956	(2,886)	2,248	2,611	1,002

Depreciation and amortization included above
Volvo Group excl Financial Services	1,909	1,819	1,882	1,830	1,847
Financial Services	755	725	738	826	759
Total *	2,664	2,544	2,620	2,656	2,606
* of which amortization of goodwill	219	236	227	232	238

Income per share, SEK	2.30	(6.90)	5.40	6.20	2.40
Average number of shares, million	419.4	419.4	419.4	419.4	419.4
* Financial Services reported in accordance with the equity method.
Income per share is calculated as net income divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	3/2003	4/2003	1/2004	2/2004	3/2004
Gross margin	19.7	19.1	20.8	21.8	22.4
Research and development expenses in % of net sales	4.2	3.5	3.9	3.5	3.8
Selling expenses in % of net sales	9.8	9.3	9.3	8.5	9.4
Administrative expenses in % of net sales	3.2	2.8	2.9	2.7	2.6
Operating margin*	4.0	3.6	4.9	7.0	6.1
Operating margin	4.0	(4.6)	6.4	7.3	6.1
* Excluding revaluation of shares in Scania AB and Henlys Group.

Net sales
SEK M	3/2003	4/2003	1/2004	2/2004	3/2004
Trucks	26,925	33,238	31,194	34,910	31,271
Buses	2,824	3,101	2,546	3,620	2,925
Construction Equipment	5,621	6,499	6,133	8,119	6,398
Volvo Penta	1,806	1,851	2,178	2,570	2,130
Volvo Aero	1,829	2,094	1,562	1,885	1,664
Other	1,506	1,950	1,876	1,920	1,482
Net sales	40,511	48,733	45,489	53,024	45,870

Operating income
SEK M	3/2003	4/2003	1/2004	2/2004	3/2004
Trucks	944	1,457	1,476	2,287	1,768
Buses	(93)	(96)	(47)	91	(26)
Construction Equipment	210	133	309	648	349
Volvo Penta	153	171	188	307	207
Volvo Aero	(2)	(47)	101	173	96
Financial Services	242	251	281	307	343
Other	163	(103)	(89)	(88)	55
Operating income*	1,617	1,766	2,219	3,725	2,792
Revaluation of shares	-	(4,030)	697	123	-
Operating income (loss)	1,617	(2,264)	2,916	3,848	2,792
* Excluding revaluation of shares in Scania AB and Henlys Group. Write-down of shares in Scania AB in the fourth quarter 2003 amounted to SEK 3.601 M and partial reversals of this write-down amounted to SEK 697 M in the first quarter 2004 and SEK 218 M in the second quarter 2004. Write-downs of shares in Henlys Group amounted to
SEK 429 M in the fourth quarter 2003 and SEK 95 M in the second quarter of 2004.
Operating margins
%	3/2003	4/2003	1/2004	2/2004	3/2004
Trucks	3.5	4.4	4.7	6.6	5.7
Buses	(3.3)	(3.1)	(1.8)	2.5	(0.9)
Construction Equipment	3.7	2.0	5.0	8.0	5.5
Volvo Penta	8.5	9.2	8.6	11.9	9.7
Volvo Aero	(0.1)	(2.2)	6.5	9.2	5.8
Operating margin*	4.0	3.6	4.9	7.0	6.1
Operating margin	4.0	(4.6)	6.4	7.3	6.1
* Excluding revaluation of shares in Scania AB and Henlys Group.

Accounting principles
The accounting principles applied in the preparation of this report are described in note 1 to the consolidated financial statements that are included in the Volvo Group's 2003 annual report.

Deliveries

Units invoiced Trucks	Third quarter 2004	Third quarter 2003	Change in %	First nine months 2004	First nine months 2003
Europe	19,964	18,126	10	72,452	65,102
Western Europe	17,162	15,952	8	64,115	58,556
Eastern Europe	2,802	2,174	29	8,337	6,546
North America	12,284	8,250	49	34,229	24,560
South America	2,335	1,476	58	6,506	3,946
Asia	4,883	3,289	48	15,543	9,454
Middle East	4,001	2,445	64	12,665	6,774
Other Asia	882	844	5	2,878	2,680
Other markets	1,762	1,481	19	5,065	5,241
Total, Trucks	41,228	32,622	26	133,795	108,303
12 months moving order intake for Trucks through September; total +46%, Europe +25% and North America +93%
Mack Trucks	Third quarter 2004	Third quarter 2003	Change in %	First nine months 2004	First nine months 2003
North America	5,284	3,839	38	16,095	12,441
South America	294	93	216	622	277
Asia	34	24	42	63	71
Middle East	32	20	60	59	67
Other Asia	2	4	(50)	4	4
Other markets	288	323	(11)	843	900
Total	5,900	4,279	38	17,623	13,689

Renault Trucks	Third quarter 2004	Third quarter 2003	Change in %	First nine months 2004	First nine months 2003
Europe	11,512	10,237	12	42,081	37,964
Western Europe	10,237	9,335	10	38,293	35,000
Eastern Europe	1,275	902	41	3,788	2,964
North America	62	81	(23)	179	228
South America	113	51	122	344	111
Asia	1,404	608	131	4,815	1,668
Middle East	1,380	559	147	4,615	1,433
Other Asia	24	49	(51)	200	235
Other markets	705	473	49	1,863	2,106
Total	13,796	11,450	20	49,282	42,077

Volvo Trucks	Third quarter 2004	Third quarter 2003	Change in %	First nine months 2004	First nine months 2003
Europe	8,452	7,888	7	30,371	27,137
Western Europe	6,925	6,616	5	25,822	23,555
Eastern Europe	1,527	1,272	20	4,549	3,582
North America	6,938	4,330	60	17,955	11,891
South America	1,928	1,332	45	5,540	3,558
Asia	3,445	2,657	30	10,665	7,715
Middle East	2,589	1,866	39	7,991	5,274
Other Asia	856	791	8	2,674	2,441
Other markets	769	686	12	2,359	2,236
Total	21,532	16,893	27	66,890	52,537

Units invoiced, buses/bus chassis	Third quarter 2004	Third quarter 2003	Change in %	First nine months 2004	First nine months 2003
Europe	726	642	13	2,490	2,256
Western Europe	700	565	24	2,282	2,088
Eastern Europe	26	77	(66)	208	168
North America	269	437	(38)	896	1,145
South America	151	111	36	396	240
Asia	567	503	13	1,713	1,450
Other markets	166	130	28	378	383
Total, buses/bus chassis	1,879	1,823	3	5,873	5,474